BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

October 13, 2022

Stacie Gorman, Attorney Advisor

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	LNPR Group, Inc.
Amendment No. 4 to
Registration Statement on Form 10
Filed September 12, 2022
File No. 000-54171

Dear Ms. Gorman:

We are in receipt of the letter dated October 11, 2022, setting forth certain comments to Amendment No. 4 to the Registration Statement on Form 10 (the “Form 10”), which was filed on September 12, 2022 by LNPR Group, Inc., a Colorado corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amended Form 10 filed September 12, 2022

General

1.	Please update your disclosure wherever you discuss the HFCAA to reflect that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered pubic accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that the PCAOB will be required to reassess its determinations by the end of 2022.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 5 to the Form 10 which includes the requested updated disclosure wherever the Company discusses the HFCAA.

2.	We note the statement in your response letter that the company, which is incorporated in Colorado with principal offices in Nevada, no longer has ties to China, Hong Kong, or Macau. You state that this is due to the sale of a 51% ownership to Mr. Emerson, the resignations of two officers and directors, and Mr. Kung's location in Malaysia instead of Hong Kong. With a view to clarifying disclosure, please advise us of the business reason for retaining the auditor located in China.

RESPONSE: The Company’s current auditor, which is located in China, was appointed by previous management, who had ties to China and Hong Kong. Due to the fact that the Company has a Quarterly Report on Form 10-Q for the period ended September 30, 2022 due to be filed on November 14, 2022, unless extended, it would be very difficult for the Company to go through the process of appointing a new auditor prior to the filing of the Form 10-Q; however, it is the Company’s intent to have a new auditor, which is based in the U.S., for the Annual Report on Form 10-K for the year ending December 31, 2022. The Company has begun the process of searching for a new auditor.

3.	We note your response to comment 8 and the representation regarding your auditor. Please revise to include the statement in your registration statement.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 5 to the Form 10 which includes the requested disclosure under the subtitle “Our auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and, due to this, the Holding Foreign Companies Accountable Act and related regulations may have a negative affect our company.”

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc: Mark Emerson, CEO

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